SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	▪ Announcement and press release relating to the exchange of Johncom interest in Electronic Media Network Limited (M-Net)/SuperSport International Holdings Limited (SuperSport) for Naspers shares and cash., dated November 14, 2006	



Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers" or "the company")

EXCHANGE OF JOHNCOM INTEREST IN ELECTRONIC MEDIA NETWORK LIMITED (M-NET)/SUPERSPORT INTERNATIONAL HOLDINGS LIMITED (SUPERSPORT) FOR NASPERS SHARES AND CASH

1. INTRODUCTION

Naspers currently owns an effective 60,12% interest in M-Net/SuperSport (29,98% via MultiChoice Africa (Proprietary) Limited (MCSA), 26,33% via MNH Holdings (1998) (Proprietary) Limited (MNH) and 3,81% directly) (collectively, the "Naspers interests").

Johnnic Communications Limited (Johncom) currently owns an effective 38,56% interest in M-Net/SuperSport (an effective 25,01% through its 47,5% via MNH and 13,55% directly) (collectively, the "Johncom interests").

The Johncom interests will be exchanged for a consideration of Naspers shares and cash ("the transaction").

2. RATIONALE

In light of the migration from analogue to digital broadcasting, the introduction of new technologies such as high definition (HD) television and pending competition for content, all of which will increase costs and capital expenditure, the parties have considered it prudent to consolidate the interests of M-Net/SuperSport with those of Naspers.

Naspers is currently concluding an empowerment drive within its South African operations. After the above transaction has been concluded, the intention of Naspers is to consolidate the whole of the M-Net/SuperSport shareholding into MCSA. This will ensure that M-Net and SuperSport are appropriately empowered and will secure the best possible position for the new BEE shareholders of MCSA.

3. CONSIDERATION

Naspers will issue 20 886 667 Naspers N ordinary shares and pay R250 million in cash to Johncom as consideration for the Johncom interests.

4. INFORMATION RELATING TO M-NET/SUPERSPORT

At present, M-Net's television channels are delivered to subscribers via analogue terrestrial and digital satellite distribution. The existing analogue system, which broadcasts the main M-Net entertainment channel and Community Services Network (CSN) channel, has been in operation for 20 years and is rapidly becoming obsolete. M-Net also compiles some 11 channels for distribution via satellite in South Africa and across the rest of sub-Saharan Africa by MultiChoice, as part of the DStv bouquet. The main markets are Nigeria and Angola.

Similarly, SuperSport compiles seven sports channels for distribution in South Africa and across sub-Saharan Africa. These comprise three 24-hour channels, including a dedicated pan-African football channel, a sports update channel, a 24-hour highlights channel, a dedicated interactive sports channel, a Portuguese-language sports channel for Angola and Mozambique, and three *ad hoc* sports channels.

Looking forward, the introduction of several competitors, coupled with the recent weakening of the rand relative to the US dollar, is expected to drive up M-Net/SuperSport's programming costs. This will cause turbulence and affect profitability over the next few years.

5. FINANCIAL EFFECTS

Pro forma financial effects

After the transaction, Naspers's effective stake in M-Net/SuperSport will be 98,7% and M-Net, SuperSport and MNH will be subsidiaries of Naspers. Consequently, the articles of association of each of M-Net, SuperSport and MNH will be amended (to the extent required) to conform to the requirements set out in Schedule 10 of the JSE Limited Listings Requirements.

The table below sets out the unaudited *pro forma* financial effects of the transaction and is based on the published *pro forma* numbers of Naspers for the year ended 31 March 2006.

The unaudited *pro forma* financial effects, for which the Naspers board is responsible, are presented for illustrative purposes only and may not give a fair reflection of the financial position and results of operations post the implementation of the transaction.





Per Naspers share

	Before the transaction[1]	After the transaction[2]	% Change
EPS			
EPS (cents)	1 093	1 154	6
HEPS (cents)	729	790	8
Fully diluted EPS			
EPS (cents)	1 034	1 091	6
HEPS (cents)	689	747	8
NAV (cents)[3]	3 436	4 227	23
NTAV (cents)[3]	2 922	2 697	(8)
Number of shares in issue ('000)[4]	290 555	311 441	
Weighted average number of shares in issue ('000)[4]	283 719	304 606	
Fully diluted weighted average number of shares in issue ('000)[4]	300 243	321 129	

Notes:

1. The information "Before the transaction" is based on published *pro forma* numbers for the year ended 31 March 2006 and takes into consideration the *pro forma* effects of the BEE transactions announced in September 2006.
2. The information "After the transaction" is based on the following assumptions:
   (i) the transaction was implemented on 1 April 2005
   (ii) the R250 million cash used in financing the transaction was earning interest at 7% before tax.
3. The NAV and NTAV per ordinary share "After the transaction" is based on the assumption that the transaction was implemented on 31 March 2006. The purchase price allocation accounting exercise had not been completed and the total excess over the NAV acquired was allocated to goodwill.
4. Naspers issued 20 886 667 shares and used R250 million of its existing cash resources to finance the acquisition.
5. The effect on core HEPS is as follows:
   - Before the transaction[1]: 671 cents
   - After the transaction[2]: 716 cents
   - % change: 7

6. EFFECTIVE DATE

The effective date of the transaction will be on fulfilment of the conditions precedent indicated below.

7. CONDITIONS PRECEDENT

The transaction is subject to a number of conditions precedent, *inter alia,* the approval of the transaction by Johncom's shareholders and by the appropriate regulatory authorities.

Cape Town
14 November 2006

Sponsor to Naspers

Investec
Corporate Finance
Investec Bank Limited
(Registration number 1969/004763/06)

Attorneys to Naspers

JAN S. DE VILLIERS
ATTORNEYS

South Africa, 14th November 2006 - Naspers Limited (JSE: NPN, NASDAQ: NPSN: Johncom announced today that it has disposed of its 38% interest in M-Net and SuperSport to Naspers for 20.8 million new Naspers N ordinary shares plus R250 million in cash.

Mashudo Ramano, chairperson of Johncom stated:

"After full consideration we as a Board believe this offer provides real value to Johncom shareholders. We will continue to focus on becoming an integrated media house as we deliver value to our shareholders. The group's media and entertainment assets provide an exciting platform for future growth".

Steve Pacak, financial director of Naspers, said: "The pay television industry is presently undergoing significant change, with rapid technological developments. Severe competition is also coming with 18 applications having lodged to launch new pay television services in South Africa. This changing environment will increase costs and put pressure on cash flows. It therefore seems prudent to consolidate the interest in M-Net and SuperSport ahead of the storm. This interest will now be injected into MultiChoice South Africa, where a strong empowerment component is now being introduced. This is also important for the future of M-Net and SuperSport".

The transaction is still subject to Johncom shareholder approval.

Contact details:

Johncom:	Prakash Desai	011 280 5003 / 083 380 1528
College Hill:	Johannes van Niekerk	011 447 3030 / 082 691 9110
Naspers:	Steve Pacak	021 406 3585

SIGNATURES

          Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.

                              NASPERS LIMITED

Date: November 14, 2006 by

                              Name: Stephan J. Z. Pacak
                              Title: Director